Ms. Pamela Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D.C.   20549

RE:

File No. 333-207143

Standex International Corporation

Registration Statement on Form S-3

Filed September 25, 2015

Dear Ms. Long:

We have received your communication dated October 14, 2015, relating to the Staff’s review of Standex International Corporation’s (the “Company”) Form S-3 filed on September 25, 2015.  For your ease of review, questions raised have been repeated below immediately followed by the Company’s responses.

1.

Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Response

The Company acknowledges that the registration statement will not be effective until such time as all comments on our periodic reports have been cleared.

Form 10-K for the Fiscal Year Ended June 30, 2015

Item 8. Financial Statements and Supplementary Data, page 32

Note 1. Summary of Accounting policies, page 37

Warranties, page 40

2.

Please tell us and revise your MD&A in future filings to explain the reason for the increase in warranty expense during fiscal 2015.  Your accounting policy states that you estimate the warranty accrual based on contract terms and historical loss experience that is periodically adjusted for recent experience.  Given the significant amount of the expense and the related cash outlay for claims paid during the 2015 fiscal year compared to both historical years presented, please tell us what triggered the significant increase in expense and claims paid and to the extent this increase is a result of a new contract term or a recent incident, please explain in detail the nature of the change and/or event and whether or not you anticipate this impacting future periods.  Additionally, please tell us where you classify warranty expense on your consolidated statements of operations.

Response

The increase in warranty expense during 2015 was almost entirely attributable to increases in the Food Service Equipment Group.  During fiscal 2014, the Company consolidated manufacturing operations of its Food Service Equipment Group (“Food Service”) by closing a facility in Cheyenne, Wyoming and moving operations to other Food Service facilities.  As the consolidation was completed during fiscal 2015, the Company experienced unfavorable operating performance in the newly consolidated Food Service locations due to reduced pricing, in the form of customer concessions, increased costs related to reduced throughput, expedited freight, and increased warranty claims.  In the Food Service portion of the Company’s Management Discussion and Analysis section of the 10-K, these increased costs were broadly categorized as disruptions resulting from a factory closure.

The Company acknowledges that, given the significant increase in warranty expense over the period in question, it would also have been more appropriate to acknowledge the increased warranty costs in particular.  The Company will revise its MD&A disclosure in both our 10-Q and 10-K in the future.  We would anticipate that our discussion of Food Service operating income performance in the next 10-K will read as follows:

“Income from operations for fiscal year 2015 decreased $0.7 million, or 2.0%, when compared to the prior year, and operating income margin declined from 10.1% to 9.2%.  The positive impact of the year-over-year volume increase was offset by a combination of adverse market channel, customer mix changes, negative foreign exchange impacts along with increased costs for factory inefficiencies, expedited freight, and increased warranty costs resulting from a factory closure.  The transition of historical knowledge of production methods created early field failures over the last year resulting in increased warranty expenses.  During the fourth quarter operating income margin increased 0.9% over prior year to 11.8%.”

During the first quarter of fiscal 2016, the Company experienced a sequential reduction in warranty claims however the claims were still higher than historical norms.  Because the Company’s warranty accrual is based on our historic experience rate, we anticipate warranty costs to remain at an elevated level but to continue to trend down during the remainder of the fiscal year.

Additionally, we record warranty costs as a component of cost of sales.  We will disclose this fact as part of our summary of accounting policies in future filings.

Your letter indicated that we should acknowledge certain facts about our disclosures.  The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have addressed your comment sufficiently in detail.  If we failed to respond in a manner which was expected, please do not hesitate to contact the undersigned at 603-685-2029 or Sean Valashinas at 603-685-2039 for further clarification.  We appreciate the Staff’s review and look at this as an opportunity to continually review the current level of disclosures and enhance our public filings.

Sincerely,

STANDEX INTERNATIONAL CORPORATION

/s/ Thomas D. DeByle

Thomas D. DeByle

Vice President/CFO

Cc: Via E-mail

Benjamin G. Lombard, Esq.